Exhibit 99.1

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Quarterly Activities Report

and

Appendix 4C of the ASX Listing Rules

for the quarter ended

31 March 2013

GENETIC TECHNOLOGIES LIMITED

QUARTERLY ACTIVITIES REPORT

FOR THE QUARTER ENDED 31 MARCH 2013

OPERATIONS

Financial summary

Total cash receipts from customers during the quarter ended 31 March 2013 were $1.25 million, taking the equivalent figure to more than $6.5 million for the year-to-date.

Domestic testing revenues for the quarter under review continue to exceed budget expectations and, as detailed below, testing throughput of the Company’s flagship test BREVAGenTM in the March quarter continues to demonstrate further growth and expansion of the product in the US market.

BREVAGen™ breast cancer risk test

Samples and revenues received to date

Since launching its BREVAGenTM test in the US market in July 2011, the Company is pleased to advise that the number of samples received in each of the subsequent seven quarters has steadily increased, with the number of samples received during the March quarter exceeding 400 for the first time.

The 403 samples received during that quarter represented a roughly 10% increase over the number received during the preceding December quarter.  Encouragingly, as detailed below, positive changes affecting the reimbursement of the test since 1 January 2013 resulted in total sales revenue for the test increasing by more than 31% over the same corresponding period.

Transition to a Miscellaneous Code

As mentioned in the previous Activities Report, up until recently insurance claims for BREVAGenTM have been submitted using the so-called “code stack” of CPT methodology codes.  Reimbursement under this regime has been positive, with a low percentage of denials and appeals.  However, effective 1 January 2013, the AMA removed the code stack claim process, requiring tests without a specific CPT code to be claimed via an “Unlisted or Miscellaneous Code”.

As from the above date, the Company has used a “Miscellaneous Code” when submitting claims for reimbursement from insurers.  As part of this transition, the list price for a BREVAGenTM test was increased to enable the Company to receive payment for aspects of the test that were not previously available under the code stack.  Importantly, notwithstanding this increase, the Company has not sought to increase the maximum out-of-pocket amount that a given patient is required to pay for a BREVAGenTM test under its “Patient Protection Program”.

While only a relatively limited number of claims have been fully adjudicated since the transition to a Miscellaneous Code, early signs are encouraging.  The average insurance payment received from closed cases, including all write-offs and denials for non-coverage, has increased by more than 40%, despite the fact that the proportion of denials has increased.

Expansion of the Company’s credentialing program

As advised in previous announcements, credentialing with Preferred Provider Organisations (“PPOs”) allows for expedited claim adjudication as “in-network”.  A PPO is a managed care organisation of medical doctors, hospitals and other health care providers which has covenanted with an insurer or a third-party administrator to provide health care, at reduced rates, to the clients of the respective insurer or administrator.  Credentialing is a process whereby provider organisations such as physicians, care facilities and ancillary providers (including testing service providers such as GTG’s US subsidiary, Phenogen Sciences Inc.) contract directly with the PPO.  Contracts with PPOs are fundamental to having claims for the BREVAGen™ test adjudicated as “in-network”.

1

OPERATIONS (cont.)

Expansion of the Company’s credentialing program (cont.)

Once in-network, the Company receives improved cash flow via faster payment while still obtaining an acceptable level of reimbursement and reducing the costs incurred through appealing denials.  Once BREVAGen™ sample volumes reach a significant level and Genetic Technologies has gathered any necessary clinical utility data, the Company will approach insurers directly to contract.

The Company now reports that the average reimbursement currently being received per test from insurers is 25% higher when the claims are adjudicated as in-network via contracted PPOs than when they are adjudicated as out-of-network.  In addition, the total number of days taken to collect the payment is significantly reduced when claims are processed as in-network.

Credentialing contracts have so far been executed with four PPOs: Prime Health Services, National Preferred Provider Network / PlanCare America / Ohio Preferred Provider Network LLC (NPPN / OPPN), Galaxy Health Network and Fortified Provider Network. The Company is now actively pursuing further agreements with three other PPOs in order to extend access to an increased number of covered lives.

LICENSING AND IP

Assertion programs

On 26 May 2011, the Company announced that it had filed a third patent infringement law suit in the US, in the US District Court for the District of Colorado, asserting infringement of its primary non-coding patent against the following parties:

Agilent Technologies Inc.	Bristol-Myers Squibb Company
Eurofins STA Laboratories Inc.	GlaxoSmithKline PLC
Hologic Inc.	Merial LLC
Navigenics Inc.	Neogen Corporation / GeneSeek Inc.
Pfizer Inc.	454 Life Sciences Corporation

The Company is pleased to report that, in prior quarters, Settlement and License Agreements have been executed with Navigenics Inc., Hologic Inc., Eurofins STA Laboratories Inc., GeneSeek Inc. and 454 Life Sciences Corporation (and its affiliates).  Settlement discussions with other parties to the Colorado suit are progressing.

During the quarter under review, the Company filed further law suits against Natera Inc., HistoGenetics LLC, and General Genetics Corporation, and discussions with these entities are now being pursued.  The Company’s US attorneys, Sheridan Ross PC, are also preparing additional suits, to be filed when appropriate.

On 29 April and 30 April 2013, respectively, the Company announced that it had executed agreements with PreventionGenetics LLC and Genetics & IVF Institute Inc.  The execution of these agreements demonstrates the ongoing activity of the Company’s out-licensing programs.

Other licensing activities

On 19 March 2013, the Company reported that it had initiated legal action against Bioscientia Institute for Medical Diagnostics, based in Ingelheim, Germany.  Additionally, the Company’s Dutch attorneys, AKD, based in Breda, The Netherlands, have initiated a first action under Dutch Law, a so-called “Preliminary Witness Examination”, against Hendrix Genetics BV, based in Boxmeer, The Netherlands.

Further, the Company’s licensing consultants are now in active discussion with several other leading laboratories in Germany, concerning their accrued indebtedness to GTG.  The Company’s licensing consultants are also now in discussions with other relevant entities in Belgium, The Netherlands, Switzerland, Italy, France, Spain and UK.

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LICENSING AND IP (cont.)

Status of ‘179 patent re-examination by USPTO

On 15 March 2013, the Company announced that the United States Patent and Trademark Office (“USPTO”) had issued an action reaffirming the validity of certain claims contained in the Company’s U.S. Patent No. 5,612,179 (the ‘179 patent) directed to non-coding deoxyribonucleic acid (DNA).  This re-examination arose from a request for ex parte re-examination of claims 1-18 and 26-32 of the ‘179 patent based upon a submission by Merial L.L.C. of Duluth, Georgia (“Merial”).  As stated above, Merial is currently a defendant in an action originally brought by the Company in Colorado, USA for infringement of the ‘179 patent.  That action currently is pending in Delaware Federal District Court.  In its formal notification to the Company, the USPTO stated that “claims 1-18 and 26-32 of the ‘179 patent are confirmed and claims 19-25 and 33-36 are not reexamined”.

On 19 April 2013, the Company advised that the USPTO had received a further request from Merial for a second ex parte re-examination of the ‘179 patent and that the request has been granted.  As with the previous re-examination, this further re-examination will focus on claims 1-18 and 26-32 of the ‘179 patent, whilst claims 19-25 and 33-36 will not be re-examined.  As stated by the Company previously, requesting re-examination is a common strategy employed by defendants in patent infringement proceedings, such as Merial.  However, as evidenced by the successful outcome of the previous re-examination, the ‘179 patent is quite robust and has prevailed in numerous litigation filings in the USA, resulting in positive outcomes in all instances.  The Company firmly believes that, once again, the relevant claims of the ‘179 patent will be upheld in the current re-examination.  As was the case in all previous challenges, GTG will actively defend this matter in order to have the patent upheld.

OTHER COMMERCIAL ASSETS

As part of the Company’s strategy to focus on the expansion of its cancer diagnostic franchise, work continues to out-license, co-develop or partner other technologies in which the Group has an interest.

ImmunAidTM

Following its successful capital raising in April 2012, the Company’s former subsidiary ImmunAid Limited (“ImmunAid”) continues to advance collaborations for the development of its unique “on/off” technology which is based around a novel approach to cancer therapy by the timely reversal of immune system suppression.

Further work is also being undertaken to expand ImmunAid’s intellectual property portfolio.  GTG retains a 45% direct equity interest in ImmunAid.

RareCellectTM

Discussions with companies interested in pursuing potential commercial collaborations are continuing, with some progressing with due diligence on the RareCellect™ data and samples.

CORPORATE MATTERS

In the week beginning 7 January 2013, Company executives presented at the Cowen 2013 Asia Pacific Life Science Showcase in San Francisco as part of the annual JP Morgan Healthcare Conference.  Numerous meetings were also held during that week with US investors and other parties.

On 24 January 2013, a total of 500,000 options that had previously been granted to a former Executive of the Company were exercised.  As a result of this exercise, a total of 500,000 ordinary shares were issued on that date at an issue price of $0.045 each, raising $22,500 in new equity for the Company.

Since 1 January 2013, a total of 1,000,000 options over the Company’s ordinary shares were granted and a total of 500,000 options were cancelled.

3

Signed on behalf of Genetic Technologies Limited

Dated this 30th day of April, 2013
ALISON J. MEW
Chief Executive Officer

4

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Rule 4.7B

Appendix 4C

Quarterly report

for entities admitted

on the basis of commitments

Introduced 31/3/2000.  Amended 30/9/2001, 24/10/2005.

Name of entity
GENETIC TECHNOLOGIES LIMITED

ABN	Quarter ended (“current quarter”)
17 009 212 328	31 MARCH 2013

Consolidated statement of cash flows

			Current quarter (March 2013) A$	Year to date (nine months) A$
		Cash flows related to operating activities
1.1		Receipts from customers	1,248,282	6,511,323
1.2	Payments for	(a) staff costs	(1,879,696)	(5,918,116)
		(b) advertising and marketing	(163,727)	(584,001)
		(c) research and development	—	(41,197)
		(d) leased assets	—	—
		(e) other working capital	(1,876,540)	(5,922,528)
1.3		Dividends received	—	—
1.4		Interest and items of a similar nature received	55,570	225,855
1.5		Interest and other costs of finance paid	(8,114)	(27,870)
1.6		Income taxes paid	—	—
1.7		Grant and other income	—	—
		Net operating cash flows	(2,624,225)	(5,756,534)

+ See chapter 19 for defined terms.

Consolidated statement of cash flows (cont.)

		Current quarter (March 2013) A$	Year to date (nine months) A$
1.8	Net operating cash flows (carried forward)	(2,624,225)	(5,756,534)
	Cash flows related to investing activities
1.9	Payment for the acquisition of:
	a) businesses (item 5)	—	—
	b) equity investments	—	—
	c) intellectual property	—	—
	d) physical non-current assets	(18,496)	(41,774)
	e) other non-current assets	—	—
1.10	Proceeds from the disposal of: a) businesses (item 5) b) equity investments c) intellectual property d) physical non-current assets e) joint venture interest	— — — — —	— 46,951 — 1,201 —
1.11	Loans to other entities	—	—
1.12	Loans repaid by other entities (refer note below)	—	—
1.13	Other (provide details if material)	—	—
	Net investing cash flows	(18,496)	6,378
1.14	Total operating and investing cash flows	(2,642,721)	(5,750,156)
	Cash flows related to financing activities
1.15	Net proceeds from the issue of shares	22,500	481,500
1.16	Equity transaction costs	(68,488)	(283,244)
1.17	Net proceeds from borrowings	—	—
1.18	Advances to third parties	(80,389)	(166,066)
1.19	Dividends paid	—	—
1.20	Repayment of finance lease principal	—	(17,748)
	Net financing cash flows	(126,377)	14,442
	Net increase / (decrease) in cash held	(2,769,098)	(5,735,714)
1.21	Cash at beginning of quarter / year to date	5,937,430	8,900,235
1.22	Exchange rate adjustments	(25,777)	(21,966)
1.23	Cash at end of quarter	3,142,555	3,142,555

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A

1.24	Aggregate amount of payments to the parties included in item 1.2	83,521

1.25	Aggregate amount of loans to the parties included in item 1.11	—

1.26	Explanation necessary for an understanding of the transactions

The amount included at Item 1.24 includes $71,021 paid to Directors during the quarter in respect of fees and superannuation. The amount also includes $12,500 in consulting fees paid to a former Director and substantial shareholder in respect of services rendered to the Company by that individual.

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

None during the quarter under review

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

None during the quarter under review

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A	Amount used $A

3.1	Loan facilities	—	—

3.2	Credit standby arrangements Hire purchase facility	2,500,000	—

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows:		Current quarter (March 2013) $A	Previous quarter (December 2012) $A

4.1	Cash on hand and at bank	1,131,336	1,837,430

4.2	Term deposits	2,011,219	4,100,000

4.3	Bank overdraft	—	—

4.4	Commercial Bills of Exchange	—	—

	Total cash at end of quarter (item 1.23)	3,142,555	5,937,430

Acquisitions and disposals of business entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))

5.1	Name of entity	Not applicable	Not applicable

5.2	Place of incorporation or registration

5.3	Consideration for acquisition or disposal

5.4	Total net assets

5.5	Nature of business

Compliance statement

1                     This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2                     This statement does give a true and fair view of the matters disclosed.

Sign here:		Date:	30 April 2013
Chief Executive Officer

Print name:	Alison J. Mew

+ See chapter 19 for defined terms.

Notes

1.                            The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position.  An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2.                            The definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report except for any additional disclosure requested by AASB 107 that are not already itemised in this report.

3.                            Accounting Standards.  ASX will accept, for example, the use of International Financial Reporting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.